
June 3, 2014

<u>Via E-mail</u>
Wilbur L. Ross
Chief Executive Officer
WL Ross Holding Corp.
1166 Avenue of the Americas
New York, NY 10036

> **Re: WL Ross Holding Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed May 30, 2014**
> **File No. 333-195854**

Dear Mr. Ross:

   We have reviewed your response to our prior comment letter to you dated May 22, 2014 and have the following additional comments.

<u>Risk Factors, page 28</u>

<u>Our initial stockholder controls, page 50</u>

1. We note the disclosure regarding "if [y]our initial stockholder purchases any units in this offering…." However, in your response to our prior comment 8, in your response letter dated May 9, 2014, you indicated that the initial stockholder does not intend to purchase any units in the offering. Please revise for consistency or advise.

<u>Management, page 105</u>

2. It appears from the disclosure that Lord William Astor and Mr. Thomas E. Zacharias have yet to become directors. As such, please file consents for both. Please refer to Rule 438 under the Securities Act of 1933.

<u>Exhibits</u>

<u>Exhibit 5.1</u>

3. Please refer to the fourth paragraph. Please revise the first sentence to clarify that the language "and have also assumed the due authorization by all requisite corporate action, corporate or other, and the execution and delivery by such parties to such documents and the validity and binding effect thereof on such parties," excludes the Company. As it is

currently drafted, for that part of the sentence, it is unclear as to whether or not "such parties," includes the Company. As such, please revise to clarify.

4. Please refer to the fifth paragraph. Please delete the qualification, "in our experience, are normally applicable to transactions of the type contemplated by the Registration Statement."

5. Please refer to the sixth paragraph. Please explain to us the qualification, assumption and limitation found in part (b) of that paragraph, relating to the enforceability of New York law and choice of New York forum provisions. In your response, please explain to us how it relates to each of the different types of securities that the opinion relates to. In your response, please also explain to us the purpose of this language as it relates to your legality opinion. We may have further comment after we review your response. In the alternative please delete part (b) of that paragraph.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Gregg A. Noel, Esq.